Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report September 30, 2003
(Date of earliest event reported)

AGILYSYS, INC.

(Exact name of registrant as specified in its charter)

Ohio	(000-5734)	34-0907152
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)
6065 Parkland Boulevard, Mayfield Heights, Ohio		44124
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (440) 720-8500

TABLE OF CONTENTS

Item 5. Other Events

On October 1, 2003, Agilysys, Inc. issued a press release announcing its acquisition of Kyrus Corporation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Financial Statements, Pro Forma Information and Exhibits

(c)   Exhibits

      99.1   Press Release dated October 1, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILYSYS, INC.

By: /s/ Steven M. Billick
_____

Steven M. Billick
Executive Vice President, Treasurer and Chief
Financial Officer

Date: October 2, 2003

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